File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) and 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

Eagle Point Credit Company LLC

Eagle Point Credit Management LLC

Eagle Point Credit Partners LP

Eagle Point Credit GP I LP

Eagle Point Credit Company Sub LLC

Eagle Point Credit Partners Sub Ltd.

Eagle Point Credit Partners Sub II Ltd.

Eagle Point Credit Partners Sub III Ltd.

20 Horseneck Lane
Greenwich, CT 06830
(203) 862-3150

All Communications, Notices and Orders to:

Thomas P. Majewski
Eagle Point Credit Company LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-3150

Copies to:

Thomas Friedmann
Allison Fumai
Dechert LLP
1900 K Street, NW
Washington, DC 20006
Telephone: (202) 261-3300
Facsimile: (202) 261-3333

Page 1 of 20 sequentially numbered pages (including exhibits)

July 9, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Eagle Point Credit Company LLC

Eagle Point Credit Management LLC

Eagle Point Credit Partners LP

Eagle Point Credit GP I LP

Eagle Point Credit Company Sub LLC

Eagle Point Credit Partners Sub Ltd.

Eagle Point Credit Partners Sub II Ltd.

Eagle Point Credit Partners Sub III Ltd.

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Application for an Order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

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20 Horseneck Lane Greenwich, CT 06830 (203) 862-3150 File No. 812- Investment Company Act of 1940)
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I.          SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act:

•	Eagle Point Credit Company LLC (“EPCC”)

•	Eagle Point Credit Management LLC (“EPCM”)

•	Eagle Point Credit Partners LP (“EPCP”)

•	Eagle Point Credit GP I LP (“General Partner”)

•	Eagle Point Credit Company Sub LLC (“EPCC Sub”)

•	Eagle Point Credit Partners Sub Ltd. (“EPCP Sub”)

•	Eagle Point Credit Partners Sub II Ltd. (“EPCP Sub II”)

•	Eagle Point Credit Partners Sub III Ltd. (“EPCP Sub III,” and collectively with EPCM, EPCC, EPCP, EPCC Sub, EPCP Sub, EPCP Sub II, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds1 (including any Wholly-Owned Investment Sub, as defined below, thereof) and/or one or

[1]	“Regulated Fund” means EPCC and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) EPCM and (b) any future investment adviser that controls, is controlled by or is under common control with EPCM and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

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more Affiliated Funds2 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);3 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.4 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub as defined below) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

EPCC has and any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests; (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s board of directors or trustees has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. EPCC Sub is, and any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be, Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.5

II.        APPLICANTS

EPCC is a Delaware limited liability company that is in the process registering as a closed-end management investment company under the 1940 Act.  EPCC was organized on March 24, 2014 as a wholly owned subsidiary of EPCP Sub.  As of March 31, 2014, EPCC had net assets of approximately $10,000. EPCC’s investment objectives are primarily to generate high current income and secondarily to generate capital appreciation through investments in securities related to collateralized loan obligations

[2]	“Affiliated Fund” means any of EPCP, EPCP Sub, EPCP Sub II, EPCP Sub III and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. A Future Affiliated Fund shall also include any special purpose subsidiary formed by an Affiliated Fund.

[3]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[4]	No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

[5]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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(“CLOs”). EPCC seeks to achieve its objectives by investing primarily in equity and junior debt tranches of CLOs that are collateralized by a diverse portfolio of primarily U.S. senior secured loans to below investment grade companies. Prior to the effectiveness of EPCC's registration statement, EPCC plans to file a Certificate of Conversion with the Delaware Secretary of State to convert from a limited liability company to a Delaware corporation. EPCC Sub is a Delaware limited liability company and is a direct, wholly-owned subsidiary of EPCC. The board of directors of EPCC (the “EPCC Board”) has ultimate responsibility for the management and operations of EPCC. EPCM serves as the investment adviser to EPCC.

The EPCC Board is currently comprised of six directors, four of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”), of EPCC. The EPCC Board and any board of directors of a Future Regulated Fund are each referred to herein as a “Board” and collectively the “Boards,” as applicable. The Nominating Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.

EPCP is a Cayman Islands exempted limited partnership that would be an investment company under the 1940 Act but for Section 3(c)(7) of the 1940 Act. EPCP was organized on November 30, 2012. As of March 31, 2014, EPCP had net assets of approximately $314.2 million. EPCP’s investment objectives and strategies are equivalent, in all material respects, to EPCC’s investment objectives and strategies. The General Partner has ultimate responsibility for the management of EPCP. The General Partner’s board of directors is comprised of Thomas P. Majewski, James D. Carey, Meryl D. Hartzband and James R. Matthews. EPCM serves as the investment adviser to EPCP.

Each of EPCP Sub, EPCP Sub II and EPCP Sub III is a Cayman Islands exempted company. EPCP Sub is a direct, wholly-owned special purpose subsidiary of EPCP. EPCP Sub II is a direct, jointly owned special purpose subsidiary of EPCP Sub and EPCC that, upon conversion of EPCC into a corporation, will become a wholly-owned subsidiary of EPCP Sub.  EPCP Sub III is a direct, wholly-owned special purpose subsidiary of EPCP Sub. EPCP Sub, EPCP Sub II and EPCP Sub III are each excluded from registration as an investment company under Section 3(c)(7) of the 1940 Act.  All investment decisions relating to the assets held at EPCP Sub, EPCP Sub II and EPCP Sub III are made by EPCM as investment adviser to EPCP.

EPCM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. EPCM was established in November 2012 and, as of March 31, 2014, had approximately $391 million of committed assets under management. EPCM serves as investment adviser to both EPCC and EPCP and manages their respective portfolios in accordance with their objectives and strategies.  EPCM makes investment decisions for both EPCC (including EPCC Sub) and EPCP (including EPCP Sub, EPCP Sub II and EPCP Sub III), including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of EPCC and EPCP, subject to the oversight of the EPCC Board and the board of directors of EPCP’s General Partner. EPCM’s “Senior Investment Team” is led by Thomas P. Majewski, Managing Partner, and is also comprised of Daniel W. Ko, Portfolio Manager, and Daniel M. Spinner, Portfolio Manager. The Senior Investment Team is responsible for the portfolio management of EPCC and EPCP.

Each Regulated Fund invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company (“RIC”). Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50% of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5% of the Regulated Fund’s consolidated gross assets or more than 10% of that issuer’s voting securities.

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III.       REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.        Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.6

EPCM is the investment adviser to EPCC, and an Adviser will be the investment adviser to each of the Future Regulated Funds. Any other Adviser will be controlling, controlled by, or under common control with EPCM. In addition, EPCM is the investment adviser to EPCP and its subsidiaries, EPCP Sub and EPCP Sub II. An Adviser will be the investment adviser to each Future Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other

[6]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice...can the adviser realistically be deemed not in control.”).

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Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B.        Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.7 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”8

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act was designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C.        Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

[7]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[8]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968).

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The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the objectives and strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the Regulated Fund’s directors or trustees (a “Required Majority”) who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or trustees who are Non-Interested Directors of the Regulated Fund (the “Eligible Directors”).

The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, managers or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of other Regulated Funds and/or Affiliated Funds participating in the Co-Investment Transaction. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions made in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would not be on a basis that is different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund, if applicable, and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.        Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions: 9

[9]	For the purposes of the Conditions set forth herein, the term “Regulated Fund” includes any Wholly-Owned Investment Sub. In the case of a Wholly-Owned Investment Sub, all action to be taken by or with respect to a “Required Majority” of the Wholly-Owned Investment Sub shall refer to the Eligible Directors of the parent on behalf of the Wholly-Owned Investment Sub, as if the two operated as one company.

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1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current objectives and strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment, up to the amount proposed to be invested by each (subject to any adjustments to take into account applicable minimum investment size, as determined by the applicable Adviser). The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)	the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the Regulated Fund; and

(B)	the Regulated Fund’s then-current objectives and strategies;

(iii)	the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company or other investment, or participant in a creditors’ committee or similar right in respect of an investment, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

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(A)	the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any;

(B)	the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company or other investment, or participant in a creditors’ committee or similar right in respect of an investment; and

(C)	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv)	the proposed investment by the Regulated Fund will not benefit the Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current objectives and strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors, the right to participate in a creditors’ committee or similar rights to participate in the governance or management of a portfolio company or other investment will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application) ; and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

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(i)	the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application (subject to any adjustments to take into account applicable minimum investment size, as determined by the applicable Adviser).

9. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under Section 57(f).

10. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described

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in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

IV.      IN SUPPORT OF THE APPLICATION

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.        Benefits of the Proposal

In the absence of the relief sought hereby, in some circumstances a Regulated Fund would be limited in its ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies favorable investment opportunities requiring larger capital commitments or opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of RIC diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, the Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and/or other Regulated Funds in larger financing commitments, which would, in turn, allow each Regulated Fund to potentially obtain discounted prices or otherwise more favorable terms and increase income, expand investment opportunities and provide better access to due diligence information for each Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with other Regulated Funds and/or Affiliated Funds in a Co-Investment Transaction, a Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and/or other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. This is particularly the case in respect of the target investments currently contemplated for EPCC where EPCM believes that a large investment in a CLO equity tranche may beneficially influence the CLO’s key terms and conditions in favor of the CLO’s equity investors. For example, the Adviser may be unable to negotiate or otherwise obtain favorable terms with respect to a particular CLO investment on behalf of a Regulated Fund if it cannot make a significant or majority investment in a CLO equity tranche that is held by one or more additional Regulated Funds and/or Affiliated Funds. Further, unless a Regulated Fund, either by itself or together with one or more Affiliated Funds or other Regulated Funds, is able to commit the full amount of capital required by a particular CLO vehicle in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission), the Regulated Fund may effectively be unable to participate in a potentially favorable CLO investment. Due to the similarity in investment objectives, policies and strategies of certain Regulated Funds and/or Affiliated Funds, the Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. Each Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions thereby potentially reducing concentration risk; (iii)

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the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board, including the Non-Interested Directors, also determined that it is in the best interests of EPCC shareholders to obtain the Order at the earliest possible time and instructed the officers of EPCC, the Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that is proper and desirable for EPCC to participate in Co-Investment Transactions with other Regulated Funds and/or one more Affiliated Funds.

B.        Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

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V.        PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See PennantPark Investment Corporation, et. al., (File No. 812-14134) Investment Company Act Rel. No. 30985 (Mar. 19, 2014) (notice) and 31015 (Apr. 15, 2014) (order); NF Investment Corporation, et. al., (File No. 812-14161) Investment Company Act Rel. No. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et. al., (File No. 812-14199) Investment Company Act Rel. No. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al., (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (Jun. 4, 2013) (order); Corporate Capital Trust, Inc., et. al., (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No.28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.      REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

VII.     PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Please address all communications concerning this Application and the Notice and Order to:

Thomas P. Majewski

Eagle Point Credit Company LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-3150

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas Friedmann

Allison Fumai

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Telephone: (202) 261-3300

Facsimile: (202) 261-3333

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Thomas P. Majewski has been

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authorized to sign and file this document on behalf of the Adviser. Thomas P. Majewski is authorized to sign on behalf of EPCC pursuant to the following resolutions attached hereto as Exhibit B. Thomas P. Majewski has been authorized to sign and file this document on behalf of EPCC Sub, EPCP, EPCP Sub, EPCP Sub II and EPCP Sub III.

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In accordance with Rule 0-5 under the Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

Dated: July 9, 2014

Eagle Point Credit Company LLC By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Chief Executive Officer

Eagle Point Credit Management LLC
By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Managing Partner

Eagle Point Credit Partners LP By: Eagle Point Credit GP I LP, its general partner By: Eagle Point Credit GP-GP Ltd., its general partner
By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski Title: Director

Eagle Point Credit GP I LP By: Eagle Point Credit GP-GP Ltd., its general partner

By: /s/ Thomas P. Majewski
Name: Thomas P. Majewski Title: Director

Eagle Point Credit Company Sub LLC By: Eagle Point Credit Company LLC, its sole member By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Chief Executive Officer

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Eagle Point Credit Partners Sub Ltd.

By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Director

Eagle Point Credit Partners Sub II Ltd. By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Director

Eagle Point Credit Partners Sub III Ltd. By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Director

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Exhibit A

Verifications

The undersigned states that (i) he has duly executed the attached Application dated July 9, 2014 for and on behalf of Eagle Point Credit Company LLC, Eagle Point Credit Management LLC, Eagle Point Credit Company Sub LLC, Eagle Point Credit Partners LP, Eagle Point Credit Partners Sub Ltd., Eagle Point Credit Partners Sub II Ltd. and Eagle Point Credit Partners Sub III Ltd.; (ii) that he is the Chief Executive Officer of Eagle Point Credit Company LLC, which is the sole member of Eagle Point Credit Company Sub LLC, Managing Partner of Eagle Point Credit Management LLC, and Director of Eagle Point Credit Partners Sub Ltd., Eagle Point Credit Partners Sub II Ltd., Eagle Point Credit Partners Sub III Ltd., and Eagle Point Credit GP-GP Ltd., which is the general partner of Eagle Point Credit GP I, LP (which is the general partner of Eagle Point Credit Partners LP); and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski

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Exhibit B

Resolutions Adopted by the Boards of Directors of

Eagle Point Credit Company LLC

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l under the 1940 Act (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board of Directors; and

WHEREAS, the Board of Directors has reviewed the Application, a copy of which is contained in the Board Materials.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make such modifications to any documents, agreements, policies, procedures or charters referenced in any of the above resolutions as the officer executing or implementing (as applicable) such document, agreement, policy or procedure, with the advice of counsel, deems necessary or advisable or as may be required to conform with the requirements of applicable law, such determination to be conclusively evidenced by the execution and delivery or implementation (as applicable) thereof; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

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